Exhibit 99.5

Unaudited Financial Statements of PSM-ZJK Fasteners (Shenzhen) Co., Ltd

Consolidated Balance Sheet as of December 31, 2021 and 2022 are as follows:

	As of December 31,
	2021	2022
ASSETS
Current assets
Cash and cash equivalents	214,039	2,637,487
Accounts receivable, net	8,680,410	10,226,419
Inventories, net	—	144,694
Prepaid expenses and other current asset, net	4,204	1,707,662
Total current assets	8,898,653	14,716,262

Non-current assets
Property, plant and equipment, net	29,879	340,650
Total non-current assets	29,879	340,650

TOTAL ASSETS	8,928,532	15,056,912

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings
Accounts payable	6,231,240	7,976,446
Income tax payable	400,397	1,581,908
Accrued expenses and other current liabilities	170,997	491,009
Total current liabilities	6,802,634	10,049,363

TOTAL LIABILITIES	6,802,634	10,049,363

Commitments and contingencies (Note 15)

Shareholders’ equity
Paid-in capital	—	732,181
Statutory surplus reserves	—	366,091
Retained earnings	2,104,237	4,158,813
Accumulated other comprehensive income (loss)	21,661	(249,536)
Total shareholders’ equity	2,125,898	5,007,549

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,928,532	15,056,912

Unaudited consolidated statements of operation and comprehensive income for the years ended December 31, 2021 and 2022:

	For the years ended December 31,
	2021	2022

Net revenues	9,743,632	18,864,169
Cost of revenues	(6,732,839)	(12,776,126)
Total cost of revenues	(6,732,839)	(12,776,126)
Gross profit	3,010,793	6,088,043

Operating expenses
Selling and marketing expenses	(61,439)	(434,476)
General and administrative expenses	(138,192)	(312,993)
Total operating expenses	(199,631)	(747,469)

Income from operations	2,811,162	5,340,574

Other (expense)/income, net
Interest expenses	(5,529)	(846)
Interest income	69	26,783
Currency exchange (loss)/gain	—	229,869
Other income/(expense), net	—	12,628
Total other (expenses)/income, net	(5,460)	268,434

Income before income tax provision	2,805,702	5,609,008
Income tax provision	(701,466)	(1,442,220)
Net income	2,104,236	4,166,788

Other comprehensive income
Foreign currency translation adjustment	—	(271,197)
Comprehensive income	2,104,236	3,895,591

Unaudited condensed consolidated cash flow for the years ended December 31, 2021 and 2022 are as follows:

	For the years ended December 31,
	2021	2022
Net cash provided by operating activities	142,963	3,946,648
Net cash used in investing activities	(8,766)	(5,887)
Net cash provided by/(used in) financing activities	77,661	(1,498,452)

Effect of exchange rate changes	2,181	(2,581)

Net change in cash and cash equivalents	214,039	2,439,728

Cash and cash equivalents at the beginning of year	—	197,759
Cash and cash equivalents at the end of year	214,039	2,637,487